United States securities and exchange commission logo





                             November 21, 2023

       Aidy Chou
       Chief Executive Officer
       Armlogi Holding Corp.
       20301 East Walnut Drive North
       Walnut, California, 91789

                                                        Re: Armlogi Holding
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 9,
2023
                                                            File No. 333-274667

       Dear Aidy Chou:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note you disclose that the Representative's Warrants are exercisable during the five year period from the
commencement of sales of the offering, which appears consistent with Section 2(g) of
your Form of Underwriting Agreement filed as Exhibit 1.1. However you disclose on page
75, in your Fee Table Exhibit, and in your Form of Representative   s
                                                        Warrant Agreement
attached as Exhibit B to your underwriting agreement, that the
                                                        Warrants have an
initial exercise date beginning from six months following the date of the commencement of sales
of this offering. Please revise to clarify these conflicting disclosures and
consistently disclose the initial exercise date.
 Aidy Chou
FirstName LastNameAidy
Armlogi Holding Corp. Chou
Comapany 21,
November  NameArmlogi
              2023      Holding Corp.
November
Page 2    21, 2023 Page 2
FirstName LastName
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Qiaozi Guanglin